Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE three AND SIX-MONTH PERIOD

ENDED JUNE 30, 2026

TABLE OF CONTENTS

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2026

1.	MANAGEMENT DISCUSSION & ANALYSIS	2
2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
3.	LIMITATIONS OF KEY METRICS AND OTHER DATA	3
4.	OVERVIEW OF 2Q26	4
5.	FINANCIAL RESULTS	10
5.1	Basis of financial discussion	10
5.2	Selected interim information	11
5.3	Other financial information	11
5.4	Selected financial information	13
5.5	Summary of quarterly results	14
5.6	Liquidity and capital resources	14
5.7	Cash flow summary	15
6	TRANSACTIONS BETWEEN RELATED PARTIES	16
7	DISCLOSURE OF OUTSTANDING SHARE DATA	18
8	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	18
9	CHANGES IN ACCOUNTING POLICY	18
10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	19
11	ADDITIONAL INFORMATION	19

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc. on a consolidated basis, for the three and six months ended June 30, 2026 (“2Q26”). References to “Bragg” or the “Company” in this MD&A refers to Bragg Gaming Group Inc. and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the interim unaudited condensed consolidated financial statements for the three and six months ended June 30, 2026 (the “Interim Financial Statements”).

For reporting purposes, the Company prepared the Interim Financial Statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interim Financial Statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interim Financial Statements.

This MD&A references non-IFRS financial measures and metrics, including those under the headings “Selected Financial Information” and “Other Financial Information” below. The Company believes these non-IFRS financial measures and metrics will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures and metrics may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. The non-IFRS measures and metrics used in this MD&A are “EBITDA”, “Adjusted EBITDA”, and “Adjusted EBITDA Margin”. See “Financial Results - Other Financial Information” in this MD&A for a reconciliation of these non-IFRS measures and metrics to their closest comparable IFRS measures and metrics.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to August 13, 2026, the date the Company’s Board of Directors (the “Board”) approved this MD&A.

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws in Canada and the U.S., including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and projections and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies (including the Company’s strategic realignment and headcount reductions, the integration of acquired businesses and the Company’s ability to forecast and provide guidance for the combined business), projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations and projections reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations and projections will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	2

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it plans to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section in the Company’s current annual information form (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov/search-filings.

This MD&A may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this MD&A was made as of the date of this MD&A and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Shareholders and investors should not place undue reliance on forward-looking statements and FOFI as the plans, assumptions, intentions or expectations and projections upon which they are based might not occur. The forward-looking statements and FOFI contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements and FOFI in this MD&A describe the Company’s expectations and projections as of August 13, 2026, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Company’s selected financial information is calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s selected financial information and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Other Financial Information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	3

4.	OVERVIEW OF 2Q26

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming and vertically integrated technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 10,000 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in North American, South American and European iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the U.S. and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg.

In July 2026, subsequent to the reporting date, the Company completed the acquisition of all of the issued and outstanding securities of Drayton International ("Drayton"), a diversified gaming technology and content platform comprising equity interests in five game development studios and three proprietary technology and distribution platforms.

The Company is dual-listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”), both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service technology and managed services, the Company aims to be a leading vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Financial performance for the three months ended June 30, 2026

The Company has continued to execute against its strategic objectives, reducing its headcount and streamlining its cost base to strengthen margins, while aiming to expand through the acquisition of Drayton.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	4

The Company has only one operating segment: B2B online gaming, and as at June 30, 2026 it derived 81% of its revenue from its games and content services, with the remainder of its revenue coming from iGaming platform and Turnkey solutions in addition to strategic technology licensing. The Company’s customer base consists only of online gaming operators. The principal products and services provided by the Company are the licensing of its iGaming technology, games and content, and managed services. For the three months ended June 30, 2026, the majority of the Company’s operating revenue was geographically based in Europe, though this segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Revenue

For the three months ended June 30, 2026, the Company’s revenue1 decreased from the same period in the previous year by 12% to EUR 22.9m (2Q25: EUR 26.1m), mainly driven by anticipated roll-off of legacy platform contracts in the Netherlands and lower revenue in other markets, reflecting regulatory and customer-specific factors.

Total game and content products revenue amounted to EUR 18.4m (2Q25: EUR 22.5m) and accounted for 81% (2Q25: 86%) of total revenues. The period-on-period decrease in this revenue stream primarily reflected changes in market dynamics and a continued shift by operators toward direct supplier integrations in certain markets.

Gross Profit and Gross Margin

Gross profit decreased compared to the same period in the previous year by 14% to EUR 11.8m (2Q25: EUR 13.7m) with gross margin decreasing by 98 bps to 52% (2Q25: 53%). The gross profit and gross profit margin decreases are primarily due to the aforementioned decrease in revenue.

Expenses

Selling, general and administrative expenses decreased compared to the same period in the previous year by 14% to EUR 13.8m (2Q25: EUR 16.1m) representing 60% of the total revenue (2Q25: 62%).

These changes in the quarter were driven by the following:

(a)	Salaries and subcontractors decreased by 9% on an underlying basis, driven by lower headcount and operational efficiencies. On a reported basis, salaries and subcontractors remained flat at EUR 5.7m (2Q25: EUR 5.7m), reflecting restructuring-related termination costs of EUR 0.4m incurred in 2Q26 and classified as Exceptional costs outside of the Adjusted EBITDA.

(b)	Share based compensation costs decreased by EUR 0.6m to EUR 0.1m (2Q25: EUR 0.7m). The decrease reflects a reduction in the fair value of share appreciation rights awarded to the executive management on December 29, 2024, primarily driven by lower share price at the end of the period.

Total employee costs (including share-based compensation charge) decreased by EUR 0.7m to EUR 5.8m (2Q25: EUR 6.5m).

(c)	Information technology and hosting largely remained flat at EUR 1.5m (2Q25: EUR 1.4m), with spend being mainly on hosting and security enhancements.

(d)	Professional fees increased by EUR 0.5m to EUR 1.7m (2Q25: EUR 1.2m) generally comprising of audit and tax advisory, legal, compliance, regulatory and licensing costs. The increase is mainly due to one-off M&A transaction costs incurred in relation to Drayton, which have been classified as Exceptional costs outside of the Adjusted EBITDA.

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	5

(e)	Corporate costs increased by EUR 0.1m to EUR 0.2m (2Q25: EUR 0.1m) which relate to costs incurred in connection with the Company’s listing on the Nasdaq and TSX, as well as costs of investor and public relations activities as part of the Company’s general corporate strategy.

(f)	Sales and marketing decreased by EUR 0.2m to EUR 0.1m (2Q25: EUR 0.3m) primarily due to streamlining and scaling down on marketing spend.

(g)	Bad debt expense was a credit of EUR 1.0m (2Q25: expense of EUR 0.7m). The favorable swing compared to the same period in the previous year is due to the release of historical provisions no longer required as well as improved customer collections.

(h)	Other operational costs remained flat at EUR 0.5m (2Q25: EUR 0.5m) mainly comprised of corporate insurance, rent, rates and utilities.

Profitability

For the three months ended June 30, 2026, total operating loss amounted to EUR 1.9m (2Q25: operating loss of EUR 2.3m), a decrease of EUR 0.4m as a result of the decrease in selling, general and administrative expenses of EUR 2.3m, which was largely offset by the decrease in gross profit of EUR 1.9m.

The Company’s Adjusted EBITDA remained static compared to the same period in the previous year at EUR 3.5m (2Q25: EUR 3.5m). However, Adjusted EBITDA Margin improved by 212 bps to 15% (2Q25: 13%). The margin improvement reflects a favorable period-over-period movement in bad debt expense following releases of historical provisions no longer required and reductions in compensation expenses as a result of headcount reductions carried out since the beginning of the fiscal year. For an explanation of the components of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to Net Loss, see “Financial Results – Other Financial Information” in this MD&A.

Cash Flow

Cash flows generated from operating activities for the three months ended June 30, 2026 amounted to an inflow of EUR 4.1m (2Q25: EUR 2.6m) with the underlying operating performance decreasing to EUR 3.0m (2Q25: EUR 3.2m), offset by positive movement in working capital of EUR 1.3m and income taxes paid of EUR 0.2m (2Q25: negative movement in working capital of EUR 0.6m and income taxes paid of EUR nil).

Cash flows used in investing activities amounted to an outflow of EUR 3.5m (2Q25: EUR 3.9m), as a result of no further investments in associates (2Q25: EUR 0.2m) and lower spend on property and equipment of nearly EUR nil (2Q25: EUR 0.1m), with the investment in software development costs being static at EUR 3.5m when compared to the same period in the previous year.

Cash flows used in financing activities amounted to an outflow of EUR 0.6m (2Q25: EUR 4.6m), with the difference mainly due to the EUR 4.4m partial repayment of the promissory note in 2Q25.

Financial performance in the first half of 2026

Revenue

The Company’s revenue for the six months ended June 30, 2026, decreased from the same period in the previous year by 6% to EUR 48.5m (six months ended June 30, 2025: EUR 51.6m). The Company’s period-on-period decrease in revenue is mainly driven by the anticipated roll-off of legacy platform contracts in the Netherlands and lower revenue in other markets, reflecting regulatory and customer-specific factors.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	6

Gross Profit and Gross Margin

Gross profit for the six months ended June 30, 2026, decreased from the same period in the previous year by 7% to EUR 26.1m (six months ended June 30, 2025: EUR 28.0m), with gross margin remaining relatively flat at 54% (six months ended June 30, 2025: 54%). The gross profit decrease is primarily due to the aforementioned decrease in revenue.

Expenses

Selling, general and administrative expenses decreased from the same period in the previous year by 8% to EUR 29.4m (six months ended June 30, 2025: EUR 31.9m) representing 61% of total revenue (six months ended June 30, 2025: 62%). The lower expenditure is mainly driven by the following decreases compared to the same period in the previous year: EUR 1.4m in share-based compensation, reflecting a lower fair value of share appreciation rights driven by the lower share price at the end of the period, and EUR 1.7m in bad debt expense due to releases of historical provisions no longer required as well as improved customer collections. Those decreases were partially offset by one-off M&A transaction costs incurred during the first half of 2026.

Profitability

The Company’s Adjusted EBITDA remained static compared to the same period in the previous year at EUR 7.5m (six months ended June 30, 2025: EUR 7.5m), with Adjusted EBITDA Margin increasing by 91 bps to 16% (six months ended June 30, 2025: 15%). Operating loss amounted to EUR 3.4m (six months ended June 30, 2025: 4.0m), a decrease in loss of EUR 0.6m as a result of lower total employee costs and reduction in bad debt expense, largely offset by decrease in gross profit, as discussed in the previous sections. For an explanation of the components of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to Net Loss, see “Financial Results - Other Financial Information” in this MD&A.

Management expects that the group-wide strategic realignment and headcount reductions carried out during the six months ended June 30, 2026 will generate run-rate cost savings, with these initiatives focused on integration and optimization.

Cash Flow

Cash flows generated from operating activities for the six months ended June 30, 2026 amounted to an inflow of EUR 5.7m (six months ended June 30, 2025: EUR 7.1m) with the underlying operating performance amounting to EUR 6.5m (six months ended June 30, 2025: EUR 7.3m), coupled with net negative movement in working capital of EUR 0.2m and income taxes paid of EUR 0.6m (six months ended June 30, 2025: net negative movement in working capital of EUR 0.2m and income taxes paid of EUR nil).

Cash flows used in investing activities amounted to an outflow of EUR 7.0m (six months ended June 30, 2025: EUR 7.2m), mainly comprising of investment in software development costs.

Cash flows used in financing activities amounted to an outflow of EUR 1.7m (six months ended June 30, 2025: EUR 5.2m), with the difference mainly due to the EUR 4.4m partial repayment of the promissory note in the first half of 2025 and the EUR 0.7m partial repayment of the revolving credit facility in the first half of 2026.

Financial Position

Cash and cash equivalents as at June 30, 2026 amounted to EUR 3.3m (December 31, 2025: EUR 6.7m), a decrease of EUR 3.4m as a result of EUR 5.7m cash generated from operating activities, offset by EUR 7.0m used in investing activities, EUR 1.7m used in financing activities and EUR 0.4m of foreign exchange loss.

Trade and other receivables as at June 30, 2026 totalled EUR 17.9m (December 31, 2025: EUR 21.1m), with the decrease driven by revenue performance and improved cash collection.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	7

Trade payables and other liabilities as at June 30, 2026 decreased by EUR 1.7m to EUR 23.8m (December 31, 2025: EUR 25.5m), primarily driven by timing of payments.

Others

•	Drayton Acquisition and Private Placement: On July 22, 2026, subsequent to the reporting date, the Company completed the acquisition all of the issued and outstanding securities of Drayton (the “Transaction”).

The aggregate consideration of approximately EUR 7.69m (USD 9.0m) was satisfied entirely through the issuance of 4,500,000 common shares of the Company (the “Consideration Shares”). Certain former shareholders of Drayton who received Consideration Shares are also subject to a lock-up pursuant to which they may not sell, transfer, dispose of, or otherwise deal in their Consideration Shares for up to 24 months following closing of the Transaction, with 25% of the locked-up Consideration Shares released at 12, 15, 18 and 24 months following closing of the Transaction. The Company also holds rights of first offer and matching rights over each of Drayton's five portfolio studios that are not wholly-owned.

In connection with the completion of the Transaction, the release conditions under the Company's non-brokered private placement of 751,445 subscription receipts (the “Offering”), which were issued at a price of USD 1.73 per subscription receipt on June 19, 2026, were satisfied. The subscription receipts were automatically exchanged, without further action or additional consideration, for an equal number of common shares and non-transferable common share purchase warrants of the Company. Each warrant is exercisable into one common share at an exercise price of USD 2.16 for 36 months from completion of the Transaction, subject to acceleration in certain circumstances. The Offering’s escrowed proceeds of approximately EUR 1.1m (approximately USD 1.3m) were released to the Company.

The Transaction will be accounted for as a business combination under IFRS 3. As it completed shortly before the Interim Financial Statements were authorized for issue, the initial accounting is incomplete and the disclosures of amounts recognized required by IFRS 3 have not been presented.

•	Financing: During the six months ended June 30, 2026, the Company repaid EUR 0.7m of its outstanding revolving credit facility, which is with a Tier One Canadian financial institution allowing for withdrawal of a maximum aggregate amount of up to USD 6.0m. During the six months ended June 30, 2026, the Company did not make any further draw downs from this available facility.

On July 22, 2026, subsequent to the reporting date, the Company obtained the consent of its lender to the aforementioned Transaction and renewed the revolving credit facility for a further year on terms consistent with the existing arrangement.

•	Share Capital: As of June 30, 2026, the number of issued and outstanding shares was 25,631,959 (December 31, 2025: 25,553,293), the number of outstanding awards from equity incentive plans was 955,275 (December 31, 2025: 1,003,842), and the number of warrants issued in connection with convertible debt was 979,048 (December 31, 2025: 979,048).

•	Employees: As of June 30, 2026, the Company had 456 employees, contractors, and subcontractors (June 30, 2025: 540) across Europe, North America, South America and India.

On July 9, 2026, subsequent to the reporting date, the Company announced a further set of organizational and operational measures, including a reduction of approximately 19% of its global workforce. These measures are expected to deliver additional annualized cash savings of approximately EUR 6.0m once fully implemented, bringing total expected annualized cash savings to approximately EUR 10.5m when combined with the restructuring announced on January 8, 2026.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	8

Strategic Progress

Bragg continuously delivers on its focused, global strategy of becoming a leader in iGaming by striving to provide best-in-class games and technology solutions which consistently meet and exceed industry standards.

Functioning as a go-to Nasdaq and TSX-listed regulated iGaming supplier to a dynamic portfolio of iGaming customers, Bragg can draw on a suite of online casino content and technology solutions which are available in more than 30 regulated iGaming jurisdictions globally.

The Company creates and delivers online casino content, including leading-edge proprietary content and top-tier online casino games from third-party studios. Bragg also serves as an enablement partner for online casino, sports betting and lottery operators looking to launch, run, scale and optimize their websites and apps for maximum success.

With a strong focus on the end user experience, Bragg leverages advanced analytics and increasingly powerful Artificial Intelligence (“AI”) with the aim of enhancing player engagement, maximizing revenue potential and driving smarter, more efficient iGaming operations.

Central to the Company’s 2026 strategy is an ambitious “AI-First” transformation plan. By targeting 2027 for full implementation, Bragg aims to ensure AI-enhanced products become standard in over 90% of all launches and that AI impacts over 75% of operational workflows. This shift leverages the "Bragg AI Brain" to enhance player engagement, maximize revenue potential, and drive smarter, more efficient iGaming operations.

The Company’s strategic focus areas to achieve its vision are:

a)	Shifting Revenue Concentration

The Company aims to increase the percentage of revenue derived from the development and delivery of proprietary online casino content in order to provide a more margin-accretive mix and to improve profitability, to further the Company’s goal of reducing reliance on revenue from aggregated, non-exclusive online casino content by year-end.

b)	Drayton Transaction

In July 2026, the Company completed the acquisition of Drayton, a strategic transaction designed to accelerate Bragg's presence in the regulated U.S. sports betting and horse racing markets. Drayton brings established technology and operational capabilities in these verticals, along with equity interests in a portfolio of licensed gaming studios. These studio relationships broaden Bragg's access to proprietary game content and features, which the Company intends to integrate across its existing platform, Hub, and PAM infrastructure.

c)	U.S. Market Penetration

Bragg believes that it is strategically positioned for significant growth in the U.S. market through the leveraging of its proprietary and exclusive content portfolio. Bragg has successfully integrated with top-tier operators including FanDuel, DraftKings, Rush Street, Caesars and BetMGM and secured licenses in all key iGaming states. The Company expects further states to introduce regulatory frameworks for online casino operations in the coming years. The Company believes that it is well positioned to scale with the market. With technical integrations and commercial agreements already in place with the leading U.S. facing online casino operators, management believes that the projected costs and barriers for the Company to roll out in newly regulated U.S. jurisdictions are low, or negligible.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	9

d)	Operational Excellence and Profitability

Following the initial restructuring announced on January 8, 2026, the Company announced on July 9, 2026 (subsequent to the reporting date) a further reduction of approximately 19% to its global workforce. Together these measures are expected to yield approximately EUR 10.5m in annualized cash savings once fully implemented.

Outlook

The Company's previously disclosed fiscal 2026 revenue and Adjusted EBITDA guidance (the “2026 Guidance”) was prepared in respect of the Company’s operations on a standalone basis.

The Company completed the acquisition of Drayton on July 22, 2026 (see "Overview of 2Q26 – Financial performance in the first half of 2026 – Others – Drayton Acquisition and Private Placement" in this MD&A for more information on the Transaction). Integration planning is underway, and the Company has limited operating history for the combined business.

With the integration of Drayton into the Company's operations at the planning stage, management does not have a reasonable basis on which to forecast the combined business for the remainder of the fiscal year. The Company is therefore withdrawing its previously disclosed 2026 Guidance.

Prior to the withdrawal of guidance, and on a standalone basis excluding Drayton, the Company was tracking below the low end of the revenue range and at the low end of the Adjusted EBITDA range, in each case as implied by the 2026 Guidance, while tracking to the upper end of the Adjusted EBITDA Margin range.

Management's focus is on integrating and optimizing the combined business, including aligning the product and technology roadmap, realizing identified efficiencies, and establishing the go-forward operating model and cost base.

5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, British pound sterling, and Brazilian real due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	10

5.2	SELECTED INTERIM INFORMATION

The primary non-IFRS financial measure which the Company uses is Adjusted EBITDA. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
EUR 000	2026	2025	2026	2025
Revenue	22,892	26,079	48,544	51,584
Net Loss	(2,875)	(1,829)	(4,061)	(4,469)
EBITDA	2,952	2,621	6,196	5,661
Adjusted EBITDA	3,522	3,459	7,538	7,543

Basic Loss Per Share	(0.11)	(0.07)	(0.16)	(0.18)
Diluted Loss Per Share	(0.11)	(0.07)	(0.16)	(0.18)

	As at	As at
	June 30,	December 31,
	2026	2025
Total assets	91,363	99,349
Total non-current liabilities	3,198	3,953

Dividends paid	nil	nil

As at June 30, 2026, non-current financial liabilities primarily consist of EUR 2.1m in lease obligations on right of use assets in relation to office leases (December 31, 2025: EUR 2.7m).

With the exception of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, the financial data has been prepared to conform with IFRS as issued by the International Accounting Standards Board. These accounting principles have been applied consistently for all reporting periods presented.

5.3	OTHER FINANCIAL INFORMATION

To supplement its Interim Financial Statements presented in accordance with IFRS, the Company considers certain financial measures and metrics that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures and metrics in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures and metrics help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	11

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures and metrics “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA Margin”, each as defined below in this MD&A. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defined such non-IFRS measures as follows:

“EBITDA” means as net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iii) adding back or deducting gain (loss) on lease modification; (iv) adding back or deducting gain (loss) on re-measurement of deferred consideration; (v) adding back certain exceptional costs; (vi) adding back transaction and acquisition costs; and (vii) adding back or deducting gain (loss) on disposal of tangible assets. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2026	2025	2026	2025
Net Loss	(2,875)	(1,829)	(4,061)	(4,469)
Income taxes (recovery) expense	509	(533)	430	81
Loss Before Income Taxes	(2,366)	(2,362)	(3,631)	(4,388)
Net interest expense and other financing charges	425	14	251	360
Depreciation and amortization	4,893	4,969	9,576	9,689
EBITDA	2,952	2,621	6,196	5,661
Depreciation of right-of-use assets	(376)	(215)	(678)	(429)
Lease interest expense	(29)	(25)	(55)	(52)
Gain on lease modification	(26)	—	(56)	(101)
Share based compensation	107	739	145	1,585
Transaction and acquisition costs	—	—	40	—
Exceptional costs	895	339	1,951	722
Gain on disposal of tangible assets	(1)	—	(5)	—
Loss on remeasurement of deferred consideration	—	—	—	157
Adjusted EBITDA	3,522	3,459	7,538	7,543

Exceptional costs during the three and six months ended June 30, 2026 amounted to EUR 0.9m and EUR 2.0m mainly relating to M&A transaction costs incurred in relation to the Drayton transaction and restructuring-related termination costs.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	12

Exceptional costs in the three and six months ended June 30, 2025 amounted to EUR 0.3m and EUR 0.7m relating to legal and professional costs associated with non-recurring corporate and regulatory matters, and employee retention incentives.

Loss on remeasurement of deferred consideration during the six months ended June 30, 2025 was in respect of the remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin, which was fully settled on June 5, 2025, with the issuance of 371,496 shares.

5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
EUR 000	2026	2025	2024	2026	2025	2024
Revenue	22,892	26,079	24,861	48,544	51,584	48,672
Operating Loss	(1,941)	(2,348)	(1,215)	(3,380)	(4,028)	(2,483)
EBITDA	2,952	2,621	2,779	6,196	5,661	5,388
Adjusted EBITDA	3,522	3,459	3,615	7,538	7,543	7,026

	As at	As at
	June 30,	December 31,
	2026	2025
Total assets	91,363	99,349
Total liabilities	31,864	36,647

TRADE AND OTHER RECEIVABLES

	As at	As at
	June 30,	December 31,
EUR 000	2026	2025
Trade receivables	16,742	20,398
Sales tax	1,115	724
Trade and other receivables	17,857	21,122

The following is an aging of the Company’s trade receivables:

	As at	As at
	June 30,	December 31,
EUR 000	2026	2025
Less than one month	16,240	17,858
Between two and three months	755	2,697
Greater than three months	425	1,370
	17,420	21,925
Provision for expected credit losses	(678)	(1,527)
Trade receivables	16,742	20,398

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	13

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	June 30,	December 31,
EUR 000	2026	2025
Trade payables	12,564	9,148
Accrued liabilities	11,211	16,300
Other liabilities	41	72
Trade payables and other liabilities	23,816	25,520

5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2026		2025				2024
EUR 000	2Q26	1Q26	4Q25	3Q25	2Q25	1Q25	4Q24	3Q24
Revenue	22,892	25,652	27,686	26,804	26,079	25,505	27,160	26,169
Operating loss	(1,941)	(1,439)	(88)	(1,202)	(2,348)	(1,680)	(654)	(406)
EBITDA	2,952	3,244	4,419	4,027	2,621	3,040	4,039	3,924
Adjusted EBITDA	3,522	4,016	4,561	4,445	3,459	4,084	4,682	4,083
Loss per share — Basic	(0.11)	(0.05)	(0.05)	(0.09)	(0.07)	(0.11)	(0.03)	(0.01)
Loss per share — Diluted	(0.11)	(0.05)	(0.05)	(0.09)	(0.07)	(0.11)	(0.03)	(0.01)

5.6	LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. The Company also uses debt financing facilities, which provide additional capital to be used for operation expenditure and for the achievement of greater financial flexibility.

Revolving credit facility

During the three and six months ended June 30, 2026, the Company repaid EUR 0.7m of its outstanding revolving credit facility, which is with a Tier One Canadian financial institution allowing for withdrawal of a maximum aggregate amount of up to USD 6.0m. The associated securities, customary legal and financial covenants, and applicable interest rates are disclosed in the notes of the Interim Financial Statements. The drawdown balance on this facility is CAD 4.5m in CDN$ Term CORRA loans as at June 30, 2026 (as at December 31, 2025: CAD 4.5m in CDN$ Term CORRA loans and CAD 1.1m in CDN$ Prime Rate loans).

The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	June 30,	December 31,
EUR 000	2026	2025
Cash and cash equivalents	3,308	6,658
Trade and other receivables	17,857	21,122
Prepaid expenses and other assets	4,279	3,905
Current liabilities excluding loans payable	(25,857)	(29,182)
Net working capital	(413)	2,503
Loans payable	(2,809)	(3,512)
Net current assets	(3,222)	(1,009)

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	14

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at June 30, 2026 are below:

	2026	2027	2028	2029	2030	Thereafter	Total
Trade payables and other liabilities	23,816	—	—	—	—	—	23,816
Lease obligations on right of use assets	1,466	1,446	729	292	45	—	3,978
Loans payable	2,797	—	—	—	—	—	2,797
Share appreciation rights liability	2,481	1,307	131	—	—	—	3,919
Other non-current liabilities	4	11	53	10	14	504	596
	30,564	2,764	913	302	59	504	35,106

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7	CASH FLOW SUMMARY

The highlights of cash flow from continuing operations include:

	Six Months Ended June 30,
EUR 000	2026	2025
Operating activities	5,728	7,074
Investing activities	(6,962)	(7,201)
Financing activities	(1,748)	(5,178)
Effect of foreign exchange	(368)	(920)
Net cash flow	(3,350)	(6,225)

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	15

Cash flows used in investing activities are primarily due to additions to intangible assets of EUR 6.9m (six months ended June 30, 2025: EUR 6.4m).

	Six Months Ended June 30,
EUR 000	2026	2025
Purchases of property and equipment	(47)	(219)
Additions of intangible assets	(6,915)	(6,407)
Loan receivables	—	(375)
Investment in associates	—	(200)
Cash flows used in investing activities	(6,962)	(7,201)

Cash flows used in financing activities amounted to an outflow of EUR 1.7m (six months ended June 30, 2025: EUR 5.2m), with the difference mainly due to the EUR 4.4m partial repayment of the promissory note in the first half of 2025 and the EUR 0.7m partial repayment of the revolving credit facility in the first half of 2026.

	Six Months Ended June 30,
EUR 000	2026	2025
Proceeds from exercise of stock options	—	50
Repayment of lease liability	(687)	(570)
Repayment of loans payable	(679)	(4,410)
Interest and financing fees	(382)	(248)
Cash flows used in financing activities	(1,748)	(5,178)

There have been no significant non-cash transactions from investing and financing activities in either period.

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

All related party transactions and balances disclosed in the note below relate to individuals or entities that met the definition of a related party in accordance with IAS 24 at the time the transactions occurred. Where individuals or entities ceased to meet this definition, transactions and balances are disclosed only for the period during which the related party relationship existed.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	16

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Board of Directors

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Salaries and subcontractors	(531)	(745)	(972)	(1,523)
Share based compensation	287	(427)	(181)	(1,051)
	(244)	(1,172)	(1,153)	(2,574)

Balances due to/from shareholders, key management personnel and Board of Directors are set out as follows:

Interim unaudited condensed consolidated statements of financial position	As at	As at
	June 30,	December 31,
	2026	2025
Accrued liabilities	(68)	(382)
Net related party payable	(68)	(382)

Other transactions with shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in equity	Six Months Ended June 30,
	2026	2025
Exercise of DSUs, RSUs and FSOs
Contributed surplus	(323)	(87)
Share capital	323	124
Net movement in equity	—	37

Interim unaudited condensed consolidated statements of cash flows	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Proceeds from exercise of options	—	—	—	37
	—	—	—	37

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	17

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	June 30,	August 13,
	2026	2026
Common Shares	25,631,959	31,063,404
Warrants	979,048	1,730,493
Fixed Stock Options	804,057	738,473
Deferred Share Units	151,218	179,096
	27,566,282	33,711,466

8	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Interim Financial Statements were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2025, which are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/search-filings under the Company’s name.

9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Company’s accounting policies in any of the reporting periods discussed in this MD&A.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	18

10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as of the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the three and six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The Company continues to review and improve its internal control environment and enhancements have been made throughout the current financial period and previous financial year.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as of the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

11	ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/search-filings under the Company’s name. Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2026	19